UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 001-33072

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAIC, Inc.

1710 SAIC Drive

McLean, VA 22102

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee and Participants of

Science Applications International Corporation Retirement Plan

McLean, VA

We have audited the accompanying statements of net assets available for benefits of Science Applications International Corporation Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, schedule of reportable transactions for the year ended December 31, 2010, and schedule of delinquent participant contributions as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California

June 6, 2011

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
	(in thousands)
ASSETS:
Investments—at fair value:
Mutual funds	$2,861,010	$4,426,672
SAIC, Inc. common stock	1,093,915	1,527,700
Common collective trusts	1,536,588	57,353
Separately managed accounts	794,927	—

Total investments	6,286,440	6,011,725

Receivables:
Notes receivable from participants	87,403	79,028
Company contributions	12,600	12,098
Participant contributions	—	404

Total receivables	100,003	91,530

NET ASSETS AVAILABLE FOR BENEFITS	$6,386,443	$6,103,255

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
	(in thousands)
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$296,627	$686,718
Interest and dividends	53,780	84,271

Net investment income	350,407	770,989

Interest income on notes receivable from participants	4,336	4,765

Contributions:
Participants	282,781	285,415
Employer	158,018	163,814
Employee rollovers	23,935	23,134

Total contributions	464,734	472,363

Total additions	819,477	1,248,117

DEDUCTIONS:
Distributions paid to participants	548,465	353,200
Administrative expenses	765	202

Total deductions	549,230	353,402

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	270,247	894,715

TRANSFERS FROM OTHER PLANS	12,941	2,201

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,103,255	5,206,339

End of year	$6,386,443	$6,103,255

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

The following brief description of the Science Applications International Corporation Retirement Plan (the Plan) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description and Prospectus Supplement dated January 2010 for more complete information regarding the Plan. Within these financial statements, Science Applications International Corporation (the Company) refers to the sponsoring employer, and SAIC, Inc. refers to the publicly-traded parent of the sponsoring employer.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (ESOP) features. Both employee and Company contributions to the Plan are held in a qualified retirement trust fund. The Science Applications International Corporation Retirement Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Stock Reclassification—In November 2009, SAIC, Inc. completed a reclassification in which each share of SAIC, Inc. Class A preferred stock was converted into one share of SAIC, Inc. common stock. Shares of Class A preferred stock contained the same economic rights as shares of common stock; however, holders of Class A preferred stock were entitled to 10 votes per share while holders of common stock were entitled to one vote per share. This action was approved in June 2009 by the Company’s stockholders at the annual meeting of stockholders.

Investment Funds—As of December 31, 2010, the Plan held investments in 13 mutual funds, 14 common collective trust funds, three separately managed account funds and two Company stock funds: the SAIC Common Stock Fund and the SAIC Closed Stock Fund (collectively, the Stock Funds).

Prior to November 2009, the SAIC Closed Stock Fund was named the SAIC Preferred Stock Fund and invested in SAIC, Inc. Class A preferred stock. The Closed Stock Fund is no longer available for new investment. As of December 31, 2010 and 2009, all amounts in the Stock Funds are invested in SAIC, Inc. common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.

Eligibility—Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Employees are eligible to make elective contributions and receive Company matching 401(k) contributions upon commencing employment. Eligible employees who complete both 850 hours of service during the Plan year and are employed by the Company on the last working day of the Plan year or whose employment terminates during the Plan year involuntarily or as a result of death, disability, or retirement after age 59-1/2 may receive Company profit sharing and ESOP contributions, if any, at the Company’s election in accordance with terms of the Plan.

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, profit sharing contributions, and ESOP contributions. The Company does not intend to make future profit sharing or ESOP contributions. Eligible participants may receive Company matching 401(k) contributions of 100% of deferrals up to 6% of eligible compensation, which are invested per participant direction. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code (the Code). The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan years ended December 31, 2010 and 2009. Total Company contributions to the Plan for the Plan years ended December 31, 2010 and 2009 were made in cash.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company discretionary contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 20% for each calendar year during which the participant works at least 850 hours and become fully vested after the participant completes five years of vesting service, as defined by the Plan. In addition, participants become fully vested in Company contributions while employed with the Company upon reaching age 59-1/2, permanent disability, or death. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. Forfeitures may be applied to future Company matching 401(k) contributions, to provide reinstatements due to military leave, or to increase profit sharing or ESOP contributions or to pay Plan expenses. During the years ended December 31, 2010 and 2009, the Company applied forfeited nonvested amounts of $6,699,000 and $4,612,000, respectively, primarily toward Company matching 401(k) contributions. As of December 31, 2010 and 2009, forfeited nonvested accounts available for application by the Company totaled $521,000 and $1,030,000 respectively.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions. As of December 31, 2010, outstanding loans bear interest at rates ranging from 3% to 12%, and have maturities from January 2011 through November 2040. As of December 31, 2009, outstanding loans bear interest rates ranging from 3% to 10%, and have maturities from January 2010 through November 2039.

Distributions to Participants—For vested account balances less than $5,000, participants receive their vested account balance in a single lump sum within 12 calendar months following termination of employment with the Company. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company, attains age 59-1/2, or becomes permanently disabled. Regardless of the existing account balance, distributions following the death of a participant occur within 120 days following the end of the Plan year in which the participant’s death occurs. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 if the participant incurs a financial hardship, as specified by the Plan. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 3, 2001, that the Plan was designed in accordance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

Transfers from Other Plans—Transfers of assets from other plans primarily represents amounts transferred from terminated acquired plans for which specific distribution instructions have not been received from the participants of those terminated, acquired plans.

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s recordkeeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the recordkeeper were $765,000 and $202,000 for the Plan years ended December 31, 2010 and 2009, respectively. The increase in fees from 2009 to 2010 is due to a fee restructuring in 2010, which resulted in certain administrative expenses being paid directly by Plan participants. Administrative expenses paid directly by the Plan participants are considered related-party transactions. Beginning in the fourth quarter of 2010, Plan participants paid a quarterly administrative fee of $10 as part of a restructuring of the participant fee structure and the investment fund lineup, which included offering additional lower cost institutional funds. Prior to this restructuring, a portion of the Plan’s administrative expenses were paid through the fund’s expense ratio and deducted from the fund’s assets before determining the fund’s overall performance. Administrative expenses paid through the fund’s expense ratio are not considered related-party transactions. There were no amounts payable to the Plan’s recordkeeper as of December 31, 2010 and December 31, 2009. Members of the Company’s Retirement Plans Committee also participate in the Plan.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

SAIC, Inc. is the parent company of the sponsoring employer. At December 31, the following SAIC, Inc. shares were held by the Plan:

	Number of Shares	Cost Basis
	(in thousands)
At December 31, 2010:
SAIC, Inc. common stock	69,008	$633,722
At December 31, 2009:
SAIC, Inc. common stock	80,628	$724,562

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates.

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trusts—As of December 31, 2010, the Plan held investments in 14 common collective trusts (CCT): a series of Vanguard Target Retirement Trusts I; the Wellington Trust Small Cap 2000 Portfolio; and the Wellington Trust TIPS Portfolio. Fair value for these investments is determined by the trustee using observable inputs other than unadjusted quoted prices.

The VGI Retirement Savings Trust A, the stable value fund held by the Plan during 2009, was discontinued as an investment offering during 2010 and all remaining assets were transferred to the Vanguard Prime Money Market Fund. This stable value fund invested principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. The fund was valued by Vanguard based on the unit values of the funds. Unit values were determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation dates. This value was then adjusted by Vanguard to contract value. Participants would ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represented contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximated fair value at December 31, 2009. The yield on this investment was 3.31% for year ending December 31, 2009.

Investment in Separately Managed Accounts—As of December 31, 2010, the Plan held investments in three separately managed accounts: Total Return Bond Fund; Dodge & Cox Equity Fund; and Mid-Cap Value Fund. The fair value for these investments is determined daily by the custodian, J.P. Morgan, based on the net asset value held within each account. These separately managed accounts are similar to their corresponding mutual funds but are offered and managed specifically for the Plan, allowing for lower costs.

Investment in SAIC, Inc. Class A Preferred and Common Stock—Investments in shares of SAIC, Inc. common stock, which are publicly traded on the New York Stock Exchange, are recorded at their publicly-traded quoted market price as of December 31, 2010 and 2009. Prior to the November 2009 stock reclassification, participants could invest in SAIC, Inc. Class A preferred stock. While SAIC, Inc.’s Class A preferred stock was not listed on a national securities exchange or traded in an organized over-the-counter market, the shares could be converted into SAIC, Inc. common stock on a one-for-one basis. In November 2009, SAIC, Inc. completed a stock reclassification in which each share of SAIC, Inc. Class A preferred stock was converted into one share of SAIC, Inc. common stock. Accordingly, the Plan did not have any investments in SAIC, Inc. Class A preferred stock as of December 31, 2010 or 2009.

Investment Gains and Losses—The gains or losses realized on sales of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair value of the investments upon liquidation or at the end of the year and the fair value of the investments at purchase of the beginning of the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance of loans outstanding.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2010 and 2009.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

Adoption of New Accounting Pronouncement—In September 2010, the Financial Accounting Standards Board (FASB) issued guidance that participant loans should be classified as notes receivable rather than investments. The guidance was adopted effective for the Plan’s financial statements for the year ended December 31, 2010 and did not impact the Plan’s financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 was adopted in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of the remaining requirements of ASU No. 2010-6 is not expected to have a significant impact on the financial statements.

3.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009
	(in thousands)
Mutual funds:
Vanguard Institutional Index Fund Institutional Plus Shares	$465,260	*
Vanguard Prime Money Market Fund Institutional Shares	460,675	$438,473
Dodge & Cox Equity Fund	404,143	*
Vanguard 500 Index Fund	*	402,237
Dodge & Cox Stock Fund	*	375,378
SAIC, Inc. common stock	1,093,915	1,527,700

*	Investment does not represent 5% or more of net assets available for benefits

In November 2009, SAIC, Inc. completed a stock reclassification in which each share of SAIC, Inc. Class A preferred stock was converted into one share of SAIC, Inc. common stock. During the years ended December 31, 2010 and 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	2010	2009
	(in thousands)
Mutual funds	$423,899	$738,954
Common collective trusts	95,673	—
Separately managed accounts	13,036	—
SAIC, Inc. common stock	(235,981)	(52,236)

Net appreciation in fair value	$296,627	$686,718

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.	FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2	Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis:

As of December 31, 2010 and 2009

	Level 1		Level 2		Total
	2010	2009	2010	2009	2010	2009
(in thousands)
Mutual funds:
Domestic equity funds	$1,673,402	$1,610,568	$—	$—	$1,673,402	$1,610,568
Balanced funds	—	1,217,217	—	—	—	1,217,217
Short term reserve funds	474,947	452,898	—	—	474,947	452,898
Bond funds	468,859	638,229	—	—	468,859	638,229
International equity funds	243,801	507,760	—	—	243,801	507,760
Common stock:
SAIC, Inc.	1,093,915	1,527,700	—	—	1,093,915	1,527,700
Separately managed accounts:
Domestic equity funds	—	—	554,642	—	554,642	—
Bond funds	—	—	240,285	—	240,285	—
Common collective trusts:
Balanced funds	—	—	1,476,580	—	1,476,580	—
Domestic equity funds	—	—	56,167	—	56,167	—
Short term reserve funds	—	—	—	57,353	—	57,353
Bond funds	—	—	3,842	—	3,842	—

Total investments at fair value	$3,954,924	$5,954,372	$2,331,516	$57,353	$6,286,440	$6,011,725

The Plan did not have any gains and losses included in earnings, from Level 3 investments, for the years ended December 31, 2010 and 2009.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2010 and 2009, as reported in the financial statements to Schedule H on Form 5500:

	2010	2009
	(in thousands)
Net assets available for benefits as reported in financial statements	$6,386,443	$6,103,255
Participant loans deemed distributed	(3,212)	(2,701)
Deemed loans repaid	520	—

Net assets available for benefits reported on Schedule H on Form 5500	$6,383,751	$6,100,554

The following is a reconciliation of deemed distributions of participant loans for the year ended December 31, 2010, as reported in the financial statements to Schedule H on Form 5500:

2010
(in thousands)
Deemed distributions of participant loans as reported in the financial statements	$—
Add participant loans deemed distributed in 2010	511

Deemed distributions of participant loans reported on Schedule H of Form 5500	$511

******

SUPPLEMENTAL SCHEDULES

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

AS OF DECEMBER 31, 2010

(in thousands)

EIN: 95-3630868        Plan #004

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Year Ended December 31, 2010	$—	$—
Year Ended December 31, 2009	$7	$7

*****

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

(in thousands)

EIN: 95-3630868        Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest and Collateral	(d) Cost	(e) Current Value
*	SAIC, Inc. common stock	Company stock	**	$1,093,915
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual fund	**	313,787
*	Vanguard Short-Term Bond Index Fund Signal Shares	Mutual fund	**	155,072
*	Vanguard Institutional Index Fund Institutional Plus Shares	Mutual fund	**	465,260
*	Vanguard Prime Money Market Fund Institutional Shares	Mutual fund	**	460,675
*	Vanguard Extended Market Index Fund Institutional Shares	Mutual fund	**	318,887
*	Vanguard PRIMECAP Fund	Mutual fund	**	255,338
*	Vanguard International Growth Fund	Mutual fund	**	234,513
	T. Rowe Price Mid-Cap Growth Fund Institutional Shares	Mutual fund	**	138,767
	Longleaf Partners Small-Cap Fund	Mutual fund	**	145,944
	DFA Emerging Markets Core Equity Fund Institutional Shares	Mutual fund	**	259,554
	Templeton Institutional Funds, Inc. Foreign Equity Series	Mutual fund	**	9,288
*	Vanguard FTSE All-World ex-US Index Fund Institutional Shares	Mutual fund	**	89,652
*	Vanguard Federal Money Markey Fund	Mutual fund	**	14,272
	Mid-Cap Value Fund	Separately managed account	**	150,499
	Total Return Bond Fund	Separately managed account	**	240,285
	Dodge & Cox Equity Fund	Separately managed account	**	404,143
	Wellington Trust Small Cap 2000 Portfolio	Common collective trust	**	56,167
	Wellington Trust TIPS Portfolio	Common collective trust	**	3,842
*	Vanguard Target Retirement 2005 Trust I	Common collective trust	**	63,658
*	Vanguard Target Retirement 2010 Trust I	Common collective trust	**	149,353
*	Vanguard Target Retirement 2015 Trust I	Common collective trust	**	243,509
*	Vanguard Target Retirement 2020 Trust I	Common collective trust	**	265,132
*	Vanguard Target Retirement 2025 Trust I	Common collective trust	**	266,559
*	Vanguard Target Retirement 2030 Trust I	Common collective trust	**	182,931
*	Vanguard Target Retirement 2035 Trust I	Common collective trust	**	121,440

(Continued)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

(in thousands)

EIN: 95-3630868        Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest and Collateral	(d) Cost	(e) Current Value
*	Vanguard Target Retirement 2040 Trust I	Common collective trust	**	$75,709
*	Vanguard Target Retirement 2045 Trust I	Common collective trust	**	49,119
*	Vanguard Target Retirement 2050 Trust I	Common collective trust	**	20,995
*	Vanguard Target Retirement 2055 Trust I	Common collective trust	**	327
*	Vanguard Target Retirement Income Trust I	Common collective trust	**	37,848
*	Notes Receivable from participants	Loans/Interest rates from 3% to 12%; maturities from January 2011 to November 2040		87,403

(Concluded)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)

EIN: 95-3630868        Plan #004

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
REPORTABLE SERIES OF TRANSACTIONS IN THE SAME SECURITY
Dodge & Cox Equity Fund	Separately managed account	$402,225			$402,225
Dodge & Cox Equity Fund	Separately managed account		$9,815	$9,836	$9,815	$(21)
Total Return Bond Fund	Separately managed account	$275,868			$275,868
Total Return Bond Fund	Separately managed account		$29,887	$30,530	$29,887	$(643)
Vanguard Extend Mkt Index Inst	Mutual fund	$296,817			$296,817
Vanguard Extend Mkt Index Inst	Mutual fund		$15,564	$14,704	$15,564	$860
Vanguard Inst Idx Inst Plus	Mutual fund	$442,945			$442,945
Vanguard Inst Idx Inst Plus	Mutual fund		$18,585	$17,723	$18,585	$862
Vanguard Prime MM Inst	Mutual fund	$523,681			$523,681
Vanguard Prime MM Inst	Mutual fund		$64,589	$64,589	$64,589	$—
Vanguard Total Bond Idx Inst	Mutual fund	$350,031			$350,031
Vanguard Total Bond Idx Inst	Mutual fund		$27,920	$28,207	$27,920	$(287)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

Date: June 6, 2011	/S/ LUCY K. MOFFITT
Lucy K. Moffitt
Member, Science Applications International Corporation
Retirement Plans Committee

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm